Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangshen Railway Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

(1) PROPOSED CHANGES IN DIRECTORS

(2) PROPOSED AMENDMENT TO

THE ARTICLES OF ASSOCIATION;

AND

(3) NOTICE OF 2015 ANNUAL GENERAL MEETING

A notice dated 8 April 2016 convening the AGM of the Company to be held at the Meeting Room, 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC on Thursday, 26 May 2016, at 9:30 a.m. is set out from pages 6 to 9 of this circular.

Whether or not you are able to attend the AGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. The proxy forms should be returned to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, as soon as possible but in any event not less than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof). If you intend to attend the AGM, you are required to complete and return the reply slip to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, on or before Friday, 6 May 2016.

8 April 2016

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

Board of Directors:	Registered office:
Executive Directors	No.1052 Heping Road
Wu Yong	Shenzhen, Guangdong Province
Shen Yi	The People’s Republic of China
Luo Qing	Postal Code: 518010

Non-executive Directors	Principal Place of business in Hong Kong:
Sun Jing	No.112, Floor M
Yu Zhiming	Hung Hom Station, Kowloon
Chen Jianping	Hong Kong

Independent Non-executive Directors
Chen Song Jia Jianmin
Wang Yunting

8 April 2016

To the Shareholders

Dear Sir and Madam,

(1) PROPOSED CHANGES IN DIRECTORS

(2) PROPOSED AMENDMENT TO

THE ARTICLES OF ASSOCIATION;

AND

(3) NOTICE OF 2015 ANNUAL GENERAL MEETING

A.	INTRODUCTION

The purpose of this circular is to provide you with (i) information reasonably necessary to enable you to make a decision on whether to vote for, against or abstain on the ordinary resolutions and special resolutions to be proposed at the annual general meeting (“AGM”) of Guangshen Railway Company Limited (the “Company”) which will be convened for the purpose of considering and, if thought fit, approving, among others, the proposed changes in directors of the Company, the Proposed Amendment to the Articles of Association; and (ii) the notice of the AGM.

LETTER FROM THE BOARD

b.	PROPOSED CHANGES IN DIRECTORS

The Company received notices from Guangzhou Railway (Group) Company (“GRGC”), being the largest shareholder of the Company holding approximately 37.12% of the issued share capital of the Company as at the date of this notice, that it intended to elect Mr. Hu Lingling as a director of the seventh session of the Board due to termination of the engagement of Mr. Shen Yi with the Company due to his advanced age.

Biography of the Proposed Director

Hu Lingling, male, born in November 1963, holds a university degree and is an engineer. Mr. Hu has been working in this industry since 1985 and has obtained 30 years’ experience in the railway transportation industry. He had served in various positions such as the deputy chief engineer and the deputy station master of Shaoguan Station, the deputy chief engineer and the deputy general manager of Yangcheng Company of GRGC and the director of the transportation department of GRGC between 1985 and 2003. Mr. Hu joined the Company as a Director and concurrently served as the deputy general manager of GRGC in 2003. Mr. Hu had worked in the global business department in the headquarters of International Union of Railways in Paris, France in March 2006. He had served as the deputy general manager of Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited since February 2012 and has served as the general manger of the Company since November 2015.

Save as disclosed above, as at the date of this notice, Mr. Hu Lingling (i) has not held any directorship in any listed public companies in the three years prior to the date of this notice, the securities of which are listed on any securities market in Hong Kong or overseas; (ii) has no other major appointments or professional qualifications; (iii) has no interest or is not deemed to be interested in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong); and (iv) has no relationship with any other directors, supervisors, senior management or substantial or controlling shareholders of the Company (as such terms are defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)).

LETTER FROM THE BOARD

The term of office of Mr. Hu Lingling shall be the remaining term of the seventh session of the Board. In line with the Company’s remuneration and allowance package for the seventh session of the Board, Mr. Hu Lingling will not be entitled to any director’s remuneration but will be entitled to an annual allowance of RMB18,000. Save as disclosed above, there are no other matters concerning the appointment of Mr. Hu Lingling that need to be brought to the attention to the shareholders of the Company nor any information required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules.

C.	PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

In accordance with the “Company Law of the People’s Republic of China”, Guidance on Listed Company Articles of Association (Revised in 2014) and relevant laws, administrative regulations and other normative documents, with consideration on actual circumstances of the Company, the Company proposed to make certain amendment to the Articles of Association, the details of which are set out in the appendix to this circular.

The proposed amendment to the Articles of Association of the Company is subject to the approval of the shareholders by way of special resolution at the AGM.

D.	ANNUAL GENERAL MEETING

For the purpose of determining the list of holders of H shares that are entitled to attend the AGM, the registers of members of the Company’s H shares will be closed from Tuesday, 26 April 2016 to Thursday, 26 May 2016 (both days inclusive), during which no transfer of H shares will be registered. If any holders of H shares of the Company intend to attend the AGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Monday, 25 April 2016.

Shareholders of the Company whose names appear on the registers of members of the Company at 4:30 p.m. on Monday, 25 April 2016, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports.

LETTER FROM THE BOARD

A notice convening the AGM is set out on pages 6 to 9 of this circular. Reply slips for confirming attendance at the AGM have been sent to the relevant shareholders. A form of proxy for use at the AGM is enclosed with this circular. Whether or not you are able to attend the AGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. If you intend to attend the AGM, you are required to complete and return the reply slip to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, on or before Friday, 6 May 2016. The proxy form should be returned to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, as soon as possible but in any event not less than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof).

Yours faithfully,
For and on behalf of
Guangshen Railway Company Limited Wu Yong
Chairman

APPENDIX AMENDMENT TO “THE ARTICLES OF ASSOCIATION OF

GUANGSHEN RAILWAY COMPANY LIMITED”

The Articles of Association was written in Chinese and there is no formal English translation available. This English translation is provided for reference only. In the event of any conflict or discrepancy between the Chinese and English versions, the Chinese version shall prevail. The details of the proposed amendments to the Articles of Association are as follow:

Number of Articles proposed for amendment	Original Terms and Conditions of the Article	Terms and Conditions of the Article after Amendment

Article 13	The business scope of the Company shall comply with those items approved by the company registration authority.	The business scope of the Company shall comply with those items approved by the company registration authority.

	The business scope of the Company includes: the provision of passenger and cargo railway transport services, the technology services of railway facilities, the agency for domestic cargo transport, the agency for railway cargo transport, leasing of railway equipment, the processing and repairing of mechanical equipment, the inspection, testing, repairing, refitting, leasing and installation of instruments and equipment specially used in railway, the construction management services in relation to railway projects, the leasing of properties owned by the Company, the utility maintenance and installation services, property management, the provision of warehousing, storage and cargo handling services, the agency for passenger railway tickets and advertisement business, the domestic supply and marketing entities for trade materials and resources (except for franchise, centralized control or exclusive agency), import and export of goods and technology and the reorganization and operation of various enterprises (separate declaration required for individual projects).	The business scope of the Company includes: the provision of passenger and cargo railway transport services, the technology services of railway facilities, the agency for domestic cargo transport, the agency for railway cargo transport, leasing of railway equipment, the processing and repairing of mechanical equipment, the inspection, testing, repairing, refitting, leasing and installation of instruments and equipment specially used in railway, the construction management services in relation to railway projects, survey, design, construction and maintenance of construction on railways or surrounding areas, the leasing of properties owned by the Company, the utility maintenance and installation services, property management, the provision of warehousing, storage and cargo handling services, the agency for passenger railway tickets and advertisement business, the domestic supply and marketing entities for trade materials and resources (except for franchise, centralized control or exclusive agency), import and export of goods and technology and the reorganization and operation of various enterprises (separate declaration required for individual projects).

NOTICE OF 2015 ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

NOTICE OF 2015 ANNUAL GENERAL MEETING

NOTICE IS HEREbY GIVEN THAT the 2015 Annual General Meeting of Guangshen Railway Company Limited (the “Company”) will be held at 9:30 a.m. on Thursday, 26 May 2016, at the Meeting Room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China (the “PRC”) or any adjournment thereof (the “AGM”) to consider and, if thought fit, approve the following matters:

ORDINARY RESOLUTIONS

1.	THAT the work report of the board of directors of the Company (the “Board”) for 2015 be and is hereby reviewed and approved;

2.	THAT the work report of the supervisory committee of the Company for 2015 be and is hereby reviewed and approved;

3.	THAT the audited financial statements of the Company for 2015 be and is hereby reviewed and approved;

4.	THAT the profits distribution proposal of the Company for 2015 be and is hereby reviewed and approved;

5.	THAT the financial budget proposal of the Company for 2016 be and is hereby reviewed and approved;

6.	THAT the re-appointment of PricewaterhouseCoopers Zhong Tian LLP as the PRC auditor to the Company for 2016 and authorization of the Board and the audit committee to determine its remunerations be and is hereby reviewed and approved;

NOTICE OF 2015 ANNUAL GENERAL MEETING

7.	THAT the re-appointment of PricewaterhouseCoopers as the international auditor to the Company for 2016 and authorization of the Board and the audit committee to determine its remunerations be and is hereby reviewed and approved;

8.	THAT the termination of the engagement of Mr. Shen Yi as a director of the Company be and is hereby reviewed and approved;

9.	THAT the appointment of Mr. Hu Lingling as a director of the Company be and is hereby reviewed and approved; and

SPECIAL RESOLUTION

10.	THAT the proposed amendment to the Articles of Association of the Company be and is hereby reviewed and approved.

Notes:

(1)	For the purpose of determining the list of holders of H shares that are entitled to attend the AGM, the registers of members of the Company’s H shares will be closed from Tuesday, 26 April 2016 to Thursday, 26 May 2016 (both days inclusive), during which no transfer of H shares will be registered. If any holders of H shares of the Company intend to attend the AGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Monday, 25 April 2016. Shareholders of the Company whose names appear on the registers of members of the Company at 4:30 p.m. Monday, 25 April 2016, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports. Holders of the A shares of the Company will be given a separate notice of the AGM.

(2)	The Board has proposed the payment of a final dividend for the year ended 31 December 2015 of RMB0.08 per share (pre-tax). If the final dividend is payable by the passing of Resolution No. 4 by the shareholders, shareholders whose names appear on the registers of members of the Company on Wednesday, 8 June 2016 will be entitled to receive it.

NOTICE OF 2015 ANNUAL GENERAL MEETING

According to the requirements of the Income Tax Law of the People’s Republic of China effective from 1 January 2008 and the implementation rules thereof and the Notice on the Issues concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H Share Holders which are Overseas Non-resident Enterprises (Guo Shui Han 2008 No.897) issued by the State Administration of Taxation on 6 November 2008, the dividend for 2015 payable to the nonresident enterprise shareholders whose names appear on the registers of members of the Company’s H shares is subject to a withholding tax at a rate of 10%. Any shares registered in the name of the non-individual registered shareholders, including HKSCC Nominees Limited, other nominees or trustees and other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax of 10%.

According to the Notice on Matters Concerning the Levy and Administration of Individual Income Tax after the Repeal of Guo Shui Fa 1993 No.045 (Guo Shui Han 2011 No.348) issued by the State Administration of Taxation on 28 June 2011 and the Letter on the Tax Arrangements on Dividends Paid to Hong Kong Residents by Mainland Companies issued by The Stock Exchange of Hong Kong Limited on 4 July 2011, when domestic companies other than foreign invested enterprises which issue shares in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax at a rate of 10%. When the Company distributes the 2015 final dividend to all individual holders of H shares whose names appear on the registers of members of the Company’s H shares on Wednesday, 8 June 2016, such dividend will be subject to the individual withholding tax at a rate of 10%. However, if otherwise provided by tax laws, relevant tax treaties or notices, the tax will be withheld in accordance with the relevant requirements and tax levy and administration requirements.

According to the relevant requirements of the Notice Regarding Tax Policies Related to the Shanghai-Hong Kong Stock Connect (Finance Tax 2014 No. 81) jointly published by the Ministry of Finance, State Administration of Taxation and China Securities Regulatory Commission, the Company shall withhold an individual income tax at the rate of 20% on dividends derived from the H-Shares of the Company acquired from The Stock Exchange of Hong Kong Limited through the Shanghai-Hong Kong Stock Connect by mainland individual investors. Reference shall be made to individual income tax regulations for dividends received by mainland securities investment funds from shares acquired from Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect. Dividends received by mainland enterprises investors from shares acquired from Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect shall be included in their total income and subject to enterprise income tax. The Company shall not withhold income tax on dividends to mainland enterprise investors who shall report and pay their income tax.

The registers of members of the Company will be closed from Friday, 3 June 2016 to Wednesday, 8 June 2016 (both days inclusive), during which period no transfer of shares will be registered. For any holders of H shares of the Company to be qualified for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Thursday, 2 June 2016.

(3)	Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(4)	Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

NOTICE OF 2015 ANNUAL GENERAL MEETING

(5)	The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is a corporation, the instrument must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or any other authority, must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or any other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

(6)	Shareholders who intend to attend the AGM are requested to deliver the reply slip to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, in person, by post or by facsimile on or before Friday, 6 May 2016.

(7)	The AGM is expected to last one day. Shareholders and proxies attending the AGM shall be responsible for their own travelling, accommodation and other related expenses.

Registered Office of the Company:

No. 1052 Heping Road

Shenzhen, Guangdong Province

The People’s Republic of China

Telephone: 86-755-25588150

Facsimile: 86-755-25591480

(8)	As at the date hereof, the Board comprises three executive directors, namely Wu Yong, Shen Yi and Luo Qing; three non-executive directors, namely Sun Jing, Yu Zhiming and Chen Jianping; and three independent non-executive directors, namely Chen Song, Jia Jianmin and Wang Yunting.

By Order of the Board
Guangshen Railway Company Limited Guo Xiangdong
Company Secretary

Shenzhen, the PRC

8 April 2016